FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Enhancement of Kyocera Group’s Mobile Communication Equipment Business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of
Finance Division

Date: May 5, 2005

[Translation]

May 5, 2005

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani General Manager, Finance Division (Tel: 075-604-3500)

Enhancement of Kyocera Group’s Mobile Communication Equipment Business

Kyocera Corporation (Headquarters: Kyoto, President: Yasuo Nishiguchi) has been advancing the restructuring of its mobile communication equipment business to further strengthen business operations mainly of Kyocera Wireless Corp. (KWC), a Kyocera Group company in North America that specializes in the manufacture and sales of CDMA mobile handsets. As part of this process, KWC has decided to outsource the manufacture and delivery of its products, and to sell certain manufacturing assets and inventory to Flextronics International Ltd. (Hereafter called Flextronics, Headquarters: Singapore, CEO: Michael Marks), one of the world’s leading providers of electronics manufacturing services. Related hereto, KWC and Flextronics signed an agreement on May 4, 2005 Japan time. The restructuring will enable KWC to focus on the R&D, engineering, design, sales and marketing of a wide portfolio of CDMA handsets to enhance its competitiveness in the market.

The Kyocera Group now develops, manufactures and sells CDMA handsets worldwide, providing approximately 13 million units per year in Japan, China, North America, Latin America, Australia, India, and other markets. As global competition is becoming more and more intensified in the mobile phone market, it is essential to develop products that will meet the market needs of each country as well as to enhance cost competitiveness of the entire business, in order to maintain the Kyocera Group’s competitive superiority in its mobile handsets business.

By devoting its corporate resources to R&D, engineering, design, sales and marketing activities, Kyocera is aiming to further improve its product development capability and promote cooperation among its R&D centers in Japan, North America and India. Kyocera will supply products to meet the market needs of each country, maximizing its group’s collective strengths; for example, utilizing hardware such as EV-DO cards and standardizing platforms. KWC has already commenced outsourcing its service and repair operations. By partnering with Flextronics, a leading manufacturer of mobile handsets for top OEMs, Kyocera’s goal is to boost profits, reinforcing its business by leveraging the efficiencies provided by Flextronics’ vertically integrated manufacturing model.

With strong sales and marketing forces, KWC has historically sold approximately 1 million mobile handsets per month, mainly in the Americas. Based on its expertise, the Kyocera Group aims to improve profits while reinforcing and growing its position in the global handset market, including rapidly growing markets like India and Latin America. The Kyocera Group forecasts mobile handset production for its Fiscal 2006 (ending March 31, 2006) at approximately 15 million units.

Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.